SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13D-1(A) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13D-2(A)

SUMMIT BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, $1.25 PAR VALUE

(Title of Class of Securities)

866011109

(CUSIP Number)

PHILLIP D. GREEN

GROUP EXECUTIVE VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

CULLEN/FROST BANKERS, INC.

100 WEST HOUSTON STREET

SAN ANTONIO, TEXAS 78205

TELEPHONE: (210) 220-4011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 2, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Rule 13d-101

CUSIP No. 866011109	SCHEDULE 13D	Page 2 of 8 pages

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CULLEN/FROST BANKERS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,790,803**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,803**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14.	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $1.25 par value per share, of Summit Bancshares, Inc. (the “Company”), a corporation organized under Texas law. The Company’s principal executive offices are located at 3880 Hulen St., Fort Worth, Texas 76107.

Item 2.	IDENTITY AND BACKGROUND.

(a)-(c); (f) This Statement is filed by Cullen/Frost Bankers, Inc., a Texas corporation (“Cullen/Frost”), with the U.S. Securities and Exchange Commission (the “SEC”). The address and principal place of business of Cullen/Frost is 100 West Houston Street, San Antonio, Texas 78205. Cullen/Frost is a financial holding company and a bank holding company that is principally engaged in the business of banking through its subsidiaries. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Cullen/Frost, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e) Neither Cullen/Frost, nor, to the best of its knowledge, any persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of Philip E. Norwood, Robert P. Evans, Elliot S. Garsek, Ronald J. Goldman, F.S. Gunn, Robert L. Hechert, Jay J. Lesok, James L. Murray, Byron B. Searcy, and Roderick D. Stepp (together, the “Shareholders”), on the one hand, and Cullen/Frost, on the other hand, has entered into a Voting Agreement (described in Item 4 of this Statement and copies of which are attached hereto as Exhibits B, C, D, E, F, G, H, I, J and K) (collectively, the “Voting Agreements”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by Cullen/Frost pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibits B, C, D, E, F, G, H, I, J and K are specifically incorporated herein by reference in response to this Item 3.

Item 4.	PURPOSE OF TRANSACTION.

(a)-(j) The purpose of Cullen/Frost’s entering into the Voting Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of July 2, 2006, by and between the Company and Cullen/Frost, attached hereto as Exhibit L (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement have the meaning assigned to them in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship between Cullen/Frost and the Shareholders under the Voting Agreements, but is not an affirmation by Cullen/Frost of the existence of a group for purpose of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Cullen/Frost disclaims beneficial ownership of the Shares.

In order to induce Cullen/Frost to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements with Cullen/Frost. Pursuant to the Voting Agreements, each of the Shareholders agreed, among other things, to vote (or cause to be voted) all the Shares owned by each Shareholder and all Shares that each Shareholder acquires beneficial ownership of after the date of the Voting Agreement, including any Shares obtained by exercising Company stock options, (a) in favor of the approval of the Merger Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the transactions contemplated by the Merger Agreement, and (b) not in favor of, or otherwise in support of, approval of any Acquisition Proposal or any action that is intended to, or could reasonably be expected to, materially impede, interfere with, delay or otherwise materially and adversely affect the Merger or the transactions contemplated by the Merger Agreement, unless there has been a modification or amendment to the Merger Agreement that reduces the Per Share Consideration.

Each Voting Agreement will terminate upon the earlier to occur of (i) the effective time of the Merger and (ii) the date and time of termination of the Merger Agreement by either or both Cullen/Frost and the Company pursuant to Section 8.1 of the Merger Agreement.

The Merger Agreement provides, among other things, for the Company to be merged with and into Cullen/Frost. As a result of the Merger, the outstanding shares of the Company’s common stock, with respect to each shareholder of record of the Company’s common stock, will be converted into the right, subject to pro-ration, to elect to receive cash, shares of Cullen/Frost common stock or a combination thereof having a value equal to $11.4996 plus 0.2933 Cullen/Frost shares.

The Merger is intended to be treated as a tax-free reorganization to Cullen/Frost and the Company and otherwise tax free to the Company’s shareholders, except to the extent they receive cash, and is to be accounted for as a purchase. Consummation of the Merger is subject to various conditions, including: (i) receipt of the approvals of the Company’s shareholders; (ii) receipt of requisite regulatory approvals from the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and other regulatory authorities; (iii) receipt of legal opinions as to the tax treatment of the Merger; (iv) listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Cullen/Frost’s common stock to be issued in the Merger; and (v) satisfaction of certain other conditions.

After the effective time of the Merger, Cullen/Frost intends to cause the Company’s common stock to be delisted from the NASDAQ, and may take any one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as exhibits B, C, D, E, F, G, H, I, J, K and L, respectively. Exhibits B, C, D, E, F, G, H, I, J, K and L are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, neither Cullen/Frost nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Voting Agreements, Cullen/Frost may be deemed to have beneficial ownership of an aggregate of 1,790,803 shares of the Company’s common stock, which constitute, based on information provided by the Company, approximately 14.2% of the outstanding shares of voting stock of the Company. Cullen/Frost, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that Cullen/Frost, for any or all purposes, is the beneficial owner of the Shares. For purposes of this Statement, Cullen/Frost included the Shares that are subject to options to purchase the Company’s common stock owned by Philip E. Norwood in each calculation of the number of Shares that may be deemed to be beneficially owned by Cullen/Frost in connection with the Voting Agreements because such options are exercisable within 60 days.

The foregoing does not include an aggregate of 59,530 shares of the Company’s common stock that, to Cullen/Frost’s knowledge, are held by certain subsidiaries of Cullen/Frost in a fiduciary capacity,

including 2,600 shares over which those subsidiaries have sole dispositive and voting power. From time to time, Cullen/Frost’s subsidiaries acquire and dispose of shares of the Company’s common stock in a fiduciary or similar capacity in the ordinary course of their business.

Other than as provided above, neither Cullen/Frost, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Voting Agreements, Cullen/Frost may be deemed to have shared power to vote (i) 322,436 shares with Philip E. Norwood, (ii) 2,000 shares with Robert P. Evans, (iii) 83,400 shares with Elliot S. Garsek, (iv) 538,640 shares with Ronald J. Goldman, (v) 426,075 shares with F.S. Gunn, (vi) 11,000 shares with Robert L. Hechert, (vii) 36,400 shares with Jay J. Lesok, (viii) 296,252 shares with James L. Murray, (ix) 60,600 shares with Byron B. Searcy, and (x) 14,000 shares with Roderick D. Stepp. Cullen/Frost, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Shareholders is set forth in Exhibit M and consists of information contained in the Form 3 filed by Robert P. Evans on April 28, 2005, and in the Forms 4 filed by Philip E. Norwood on February 15, 2006, Elliot S. Garsek on January 13, 2005, Ronald J. Goldman on January 13, 2005, F.S. Gunn on January 13, 2005, Robert L. Hechert on June 14, 2005, Jay J. Lesok on October 20, 2005, James L. Murray on December 28, 2004, Byron B. Searcy on January 13, 2005, and Roderick D. Stepp on January 18, 2005. While Cullen/Frost has no reason to believe that such information was not reliable as of its date, Cullen/Frost only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Cullen/Frost makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by each of the Voting Agreements and the Merger Agreement and subject to the second paragraph of Item 5(a), neither Cullen/Frost, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K and L, respectively. Exhibits B, C, D, E, F, G, H, I, J, K and L are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by Cullen/Frost to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by Cullen/Frost as provided for herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for a description of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K and L, respectively. Exhibits B, C, D, E, F, G, H, I, J, K and L are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A	Directors and Executive Officers of Cullen/Frost Bankers, Inc.

Exhibit B	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Philip E. Norwood.

Exhibit C	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Robert P. Evans.

Exhibit D	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Elliot S. Garsek.

Exhibit E	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Ronald J. Goldman.

Exhibit F	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and F.S. Gunn.

Exhibit G	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Robert L. Hechert.

Exhibit H	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Jay J. Lesok.

Exhibit I	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and James L. Murray.

Exhibit J	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Byron B. Searcy.

Exhibit K	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Roderick D. Stepp.

Exhibit L	Agreement and Plan of Merger, dated as of July 2, 2006, by and between Summit Bancshares, Inc. and Cullen/Frost Bankers, Inc.

Exhibit M	Certain Information Regarding the Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2006

CULLEN/FROST BANKERS, INC.

By:	/s/ Phillip D. Green
	Name:	Phillip D. Green
	Title:	Group Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of Cullen/Frost Bankers, Inc.

Exhibit B	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Philip E. Norwood.

Exhibit C	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Robert P. Evans.

Exhibit D	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Elliot S. Garsek.

Exhibit E	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Ronald J. Goldman.

Exhibit F	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and F.S. Gunn.

Exhibit G	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Robert L. Hechert.

Exhibit H	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Jay J. Lesok.

Exhibit I	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and James L. Murray.

Exhibit J	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Byron B. Searcy.

Exhibit K	Voting Agreement, dated as of July 2, 2006, between Cullen/Frost Bankers, Inc. and Roderick D. Stepp.

Exhibit L	Agreement and Plan of Merger, dated as of July 2, 2006, by and between Summit Bancshares, Inc. and Cullen/Frost Bankers, Inc.

Exhibit M	Certain Information Regarding the Shareholders.